UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

05 December 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report on Form 6-K contains the following press release:

TNT analyst conference confirms Focus on Network strategy - New initiatives to strengthen competitive position TNT Post in the Netherlands

04 December 2006

04 December 2006

TNT analyst conference confirms Focus on Network strategy

New initiatives to strengthen competitive position TNT Post in the Netherlands

Today at a meeting with analysts in London, TNT will present an update on its 'Focus on Networks' strategy. TNT has made good progress in all aspects of its strategy over the past year, with the sale of the Logistics division completed, the sale of Freight Management announced and share repurchases approaching Euro 2 billion nearly completed. Furthermore TNT has begun to accelerate growth through strategic acquisitions in China and India and continued delivering strong results from its mail and express divisions.

TNT Post, the mail division of TNT, will announce new commercial and cost saving initiatives aimed at preparing its Dutch operations for the changing market dynamics from increased competition and substitution. As part of the commercial initiatives TNT Post has announced the development of new products and services and aims to apply price and service differentiation to meet changing customer demand. Under the TNT Post brand name it will launch more economy products. Netwerk VSP Geadresseerd, its budget mail operator, will start operations in January 2007. New cost saving initiatives are targeted to save Euro 300 million of costs on an annual basis, to be implemented between 2008 and 2015.

Outside of the Netherlands TNT Post will benefit from the upcoming liberalization of the European mail market. In seven European countries outside the Netherlands, TNT Post will be expanding its European Mail Networks (EMN) with an average of 18% revenue growth per year, leading to expected annual revenue of € 1.7 billion by 2012.

TNT Express, the express division of TNT, strives to further strengthen its number one position in Europe. The integration of the recent acquisition of TG+ in Spain, is well on track. Outside the European market TNT Express aims to achieve leading positions in selected intercontinental routes, as well as building number one positions in the major emerging markets. The acquisition of Speedage in India is completed and the acquisition of Hoau in China is awaiting final approval by the local authorities. The last element of growth for TNT Express is the expansion into the broader express market through "Special Services". Overall, the medium term revenue growth guidance of between 10 - 15%, with margin levels reaching 10% from 2007 onwards, will be confirmed.

TNT's financial strategy continues to focus on maintaining financial flexibility to support its growth platforms, whilst delivering strong returns to shareholders.

Furthermore, TNT will announce that its ticker symbol on the New York Stock Exchange will change from TP to TNT. The change is effective from the opening of trading today.

The presentations which will be held at the Analyst Meeting are an integral part of this press release; please go to http://group.tnt.com to find all presentations.

Warning about forward-looking statements

Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts, analyses and projections about the industries in which we operate and management's beliefs and assumptions about future events. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of our tax investigations and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements! . You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and € 921 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 05 December 2006